UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C.  20549


                                         SCHEDULE 13D
                                       (Amendment No. 6)

                           Under the Securities Exchange Act of 1934

                              American Real Estate Partners, L.P.

                                      (Name of Issuer)

                 Depositary Units Representing Limited Partnership Interests

                                (Title of Class of Securities)

                                       029169 10 9

                                      (CUSIP Number)

                                      Marc Weitzen, Esq.
                       Gordon Altman Butowsky Weitzen Shalov & Wein
                      114 West 47th Street, New York, New York 10036
                                      (212) 626-0888

               (Name, Address and Telephone Number of Person Authorized to
                            Receive Notices and Communications)

                                       July 27, 1994

                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of __ Pages
                           There is one Exhibit.

                               SCHEDULE 13D

  CUSIP No. 029169 10 9                                Page 2 of  Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Carl C. Icahn                      ###-##-####

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) x
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS*
Not applicable

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6
CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7
SOLE VOTING POWER
0

8
SHARED VOTING POWER
1,365,768

9
SOLE DISPOSITIVE POWER
0

10
SHARED DISPOSITIVE POWER
1,365,768

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,365,768

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Excludes 168,637 units owned of record by API Nominee Corp.
X

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.89%

14
TYPE OF REPORTING PERSON*
IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

  CUSIP No. 02169 10 9                          Page 3 of  Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
American Property Investors, Inc.                  Employer ID #: 13-3413965

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS*
Not applicable

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7
SOLE VOTING POWER
1,330,368

8
SHARED VOTING POWER
0

9
SOLE DISPOSITIVE POWER
1,330,768

10
SHARED DISPOSITIVE POWER
0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,365,768

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Excludes 168,637 units owned of record by API Nominee Corp.
X

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.89%

14
TYPE OF REPORTING PERSON*
CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

  CUSIP No. 02169 10 9                          Page 4 of  Pages


1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Icahn Holding Corporation                          Employer ID # 13-3135018

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS*
Not applicable

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7
SOLE VOTING POWER
0

8
SHARED VOTING POWER
34,500

9
SOLE DISPOSITIVE POWER
0

10
SHARED DISPOSITIVE POWER
34,500

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,365,768

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Excludes 168,637 units owned of record by API Nominee Corp.
X

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.89%

14
TYPE OF REPORTING PERSON*
CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

  CUSIP No. 029169 10 9                         Page 5 of   Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Highcrest Investors Corp.                      Employer ID # 13-3732790

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS*
Not applicable

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7
SOLE VOTING POWER
0

8
SHARED VOTING POWER
34,500

9
SOLE DISPOSITIVE POWER
0

10
SHARED DISPOSITIVE POWER
34,500

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,365,768

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Excludes 168,637 units owned of record by API Nominee Corp.
X

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.89%

14
TYPE OF REPORTING PERSON*
CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D

  CUSIP No. 029169 10 9                        Page 6 of   Pages


1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
ACF Industries Holding Corp.                   Employer ID # 13-3727496

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS*
Not applicable

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7
SOLE VOTING POWER
0

8
SHARED VOTING POWER
34,500

9
SOLE DISPOSITIVE POWER
0

10
SHARED DISPOSITIVE POWER
34,500

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,365,768

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Excludes 168,637 units owned of record by API Nominee Corp.
X

13
PERCENT OF CLASS REPRESENTED BY AMOUNT (11)
9.89%

14
TYPE OF REPORTING PERSON*
CO

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D

  CUSIP No. 029169 10 9                        Page 7 of   Pages


1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
ACF Industries, Incorporated                     Employer ID # 13-1875943

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS*
Not applicable

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6
CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7
SOLE VOTING POWER
0

8
SHARED VOTING POWER
34,500

9
SOLE DISPOSITIVE POWER
0

10
SHARED DISPOSITIVE POWER
34,500

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,365,768

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Excludes 168,637 units owned of record by API Nominee Corp.
X

13
PERCENT OF CLASS REPRESENTED BY AMOUN
9.89%

14
TYPE OF REPORTING PERSON*
CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D

  CUSIP No. 029169 10 9                        Page 8  of  Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Unicorn Associates Corporation                     Employer ID # 13-3224086

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x
(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS*
Not applicable

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6
CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7
SOLE VOTING POWER
34,500

8
SHARED VOTING POWER
0

9
SOLE DISPOSITIVE POWER
35,400

10
SHARED DISPOSITIVE POWER
0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,365,768

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Excludes 168,637 units owned of record by API Nominee Corp.
X

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.89%

14
TYPE OF REPORTING PERSON*
CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

The Schedule 13D filed with the Securities and Exchange Commission on September 24, 1990 by Meadowstar Holding Company, Inc., a Delaware corporation, Carl C. Icahn, Unicorn Associates Corporation, a New York corporation, ACF Industries Incorporated, a New Jersey corporation, Icahn Capital Corporation, a Delaware corporation, and Icahn Holding Corporation, a Delaware corporation (collectively, the "Icahn Group"), as amended by Amendment No. 1 dated November 16, 1990, Amendment No. 2 dated
March 19, 1992, Amendment No. 3 dated March 18, 1993, Amendment No. 4 dated May 13, 1993 and Amendment No. 5 dated March 24, 1994 is further amended to furnish the additional information set forth below:

Item 2. Identity and Background

Certain information formerly contained in Item 2 has changed since the initial filing of the Form 13D. Item 2 is amended and restated as follows:

 The persons filing this Schedule 13D are Carl C. Icahn, Icahn Holding Corporation ("Icahn Holding"), Highcrest Investors Corp. ("Highcrest"), ACF Industries Holding Corp. ("Holding"), ACF Industries, Incorporated ("ACF"), Unicorn Associates Corporation ("Unicorn"), and American Property Investors, Inc. (collectively referred to herein as the "Registrants"). For each of the Registrants the information required by subsections (a) through (c) and (f) of this Item 2, including (i) the names of the executive officers and directors, (ii) the places of organization,
(iii) principal businesses and addresses thereof, are contained in Schedule A to this Amendment.


d.  Criminal Convictions
    Not applicable.

e.  Civil Proceedings
    Not applicable.

Item 4. Purpose of Transaction

    The following is added to amend Item 4:
On July __, 1994, AREP filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") in connection with the proposed Rights Offering (the "Registration Statement"). AREP is proposing to distribute at no cost to holders of Units on the record date
(the "Record Date") one subscription right (each, a "Right") for each seven Units held. Each Right entitles the holder thereof ("Rights Holder") to purchase the following securities: (i) one Unit and (ii) three 5% cumulative pay-in-kind redeemable convertible preferred units (the "Preferred Units"), a new class of security representing limited partner interests in AREP.
Each Record Date holder of Rights ("Record Date Holder") who exercises his basic subscription right (the "Basic Subscription Right") in full will either (a) if AREP receives at least $45 million of gross proceeds from Rights Holders (other than the Icahn Group and its affiliates) who exercise their Basic Subscription Rights, be entitled to exercise an over-subscription privilege (the "Over-Subscription Privilege") for any Units and Preferred Units that are not purchased through the exercise of all Basic Subscription Rights, or (b) if AREP receives less than $45 million of gross proceeds from Rights Holders
(other than the Icahn Group and its affiliates) who exercise their Basic Subscription Rights, be entitled to subscribe for additional
Units (the "Additional Right"), up to an amount, that when added to the gross proceeds raised through the exercise of the Basic Subscription Rights, will provide AREP with an amount equal to the amount it would have raised had all Basic Subscription Rights been exercised
(the "Guaranteed Amount").

 Prior to the Record Date, the Icahn Group intends to transfer 1,365,768 Depositary Units to a presently dormant Delaware limited partnership
(the "Guarantor") whose general partner will be American Property
Investors, Inc.,  a Delaware corporation wholly owned by Carl C. Icahn
("Icahn") and the general partner of AREP (the "General Partner") and whose limited partner(s) will be an affiliate of Icahn. It is proposed that in connection with the Rights Offering, the Guarantor will agree (i) to subscribe for and purchase 191,208 Units and 585,624 Preferred Units through the exercise of its Basic Subscription Rights, (ii) to subscribe for all other Units and Preferred Units pursuant to the Over-Subscription Privilege, if one is granted, and, subject to proration, to purchase such additional Units and Preferred Units and (iii) to subscribe for all additional Units, through the exercise of its Additional Rights, if such rights are granted, necessary to provide AREP with the Guaranteed Amount and, subject to proration, to purchase such additional Units. Therefore, AREP would be assured of receiving gross proceeds from the offering in an amount equal to the Guaranteed Amount. (The proposed agreement which encompasses, among other things, the Guarantor's agreement to subscribe to the securities offered in the Rights Offering is herein referred to as the "Subscription Guaranty.")

It is contemplated that in consideration of the Guarantor's commitment, AREP would issue warrants to the Guarantor to purchase additional Units
(the "Warrants"). The terms of the Subscription Guaranty and the terms of the Warrants, including the number of Units to be acquired pursuant to exercise of such warrants, have not been fully determined as of the date hereof. The issuance of the Warrants to the Guarantor as compensation for its Subscription Guaranty must be approved by the Audit Committee of the Board of Directors of the General Partner. The Audit Committee consists solely of directors not affiliated with the General Partner or any of its affiliates including the Guarantor and Icahn. In considering the compensation to be paid to the Guarantor, the Audit Committee will review and consider the opinion provided to it by an investment banking firm which will render its opinion to the Board of Directors solely with respect to such compensation to the effect that such compensation is fair to AREP and its Partners from a financial standpoint.

Assuming the completion of the Rights Offering and the exercise by all Rights Holders of their Basic Subscription Rights, the Icahn Group, through the Guarantor, will own a total of 1,556,976 Units (representing 9.85% of the Units outstanding after giving effect to the Rights Offering) and 573,624 Preferred Units. If other Rights Holders do not exercise their Basic Subscription Rights, the Icahn Group, through the Guarantor, could acquire additional Units (the number of which cannot as of the date hereof be determined, but which may nonetheless be significant).

In addition, it is contemplated that the General Partner has agreed that in the event that a distribution is not made to the holders of Preferred
Units for a two-year period, a meeting may be called by holders owning at least 10% of the total number of Preferred Units then outstanding, and holders of the Preferred Units may nominate, and the General Partner must appoint, two persons to serve on the Board of Directors of the General Partner and on its Audit Committee.

Except as set forth above, the Icahn Group has no present plans or intentions which would result in or relate to any of the transaction described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

The number of Units owned beneficially and of record by American Property Investors, Inc. is 1,330,368, representing approximately 9.63% of the total Units outstanding as of the Registration Statement. This number reflects the acquisition of an additional 76,088 Units acquired through the participation in AREP's Dividend Reinvestment Plan which is available to all Unit holders. American Property Investors, Inc. has the sole power to vote or direct the vote and to dispose of or direct the disposition of all the Units it beneficially owns. Carl C. Icahn is the sole shareholder of American Property Investors, Inc.

The number of Units owned beneficially and of record by Unicorn is 34,500, representing approximately 0.25% of the total Units outstanding as of the Registration Statement. Unicorn has the sole power to vote or direct the vote and to dispose of or direct the disposition of all the Units it beneficially owns. Unicorn is wholly owned by ACF which, in turn, is wholly owned by Holding which, in turn, is wholly owned by Highcrest. Highcrest is owned by Icahn Holding (approximately 99.5%) and by the Carl. Icahn Foundation (0.5%). Icahn Holding is wholly owned by Carl C. Icahn. ACF,

Holding, Highcrest, Icahn Holding and Icahn may be deemed to own the Units beneficially by Unicorn because of their control of Unicorn.

The number of Units owned of record by Nominees has been reduced to 168,637 Units. The Icahn Group may be deemed to be the beneficial owner of those Units, however, the Icahn Group disclaims beneficial ownership.

Item 7: Material to be Filed as Exhibits
I. Amended Joint Filing Agreement among the Registrants, dated as of July 28, 1994.

                               SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 1994


                                 AMERICAN PROPERTY INVESTORS, INC.

                                 By:/s/Carl C. Icahn
                                    Carl C. Icahn, Chairman of the Board
                                    and President


                                 UNICORN ASSOCIATES CORPORATION

                                 By:/s/Edward E. Mattner
                                    Edward E. Mattner, President
                                    and Treasurer


                                  ACF INDUSTRIES, INCORPORATED

                                  By:/s/Carl C. Icahn
                                     Carl C. Icahn, Chairman of the Board


                                  ACF INDUSTRIES HOLDING CORP.

                                  By:/s/Carl C. Icahn
                                     Carl C. Icahn, Chairman of the Board



             [Signature Page for Schedule 13D, Amendment No. 6]

                                   HIGHCREST INVESTORS CORP.


                                   By:/s/Carl C. Icahn
                                      Carl C. Icahn, Chairman of the Board
                                      and President


                                   HOLDING CORPORATION


                                    By:/s/Carl C. Icahn
                                        Carl C. Icahn, President


                                    CARL C. ICAHN


                                    By:/s/Carl C. Icahn
                                       Carl C. Icahn



   [Signature Page for Schedule 13D, Amendment No. 6]

                             Schedule I


Information relevant to Item 2 on the Form 13D

Carl C. Icahn (United States citizen)
100 South Bedford Road
Mt. Kisco, NY 10549

Carl C. Icahn is a director of each of American Property Investors, Icahn Holding, Highcrest, Holding, ACF and Unicorn, and is in a position to directly and indirectly determine the investment and voting decisions made by each of the Registrants.

American Property Investors, Inc. (Delaware corporation)
90 South Bedford Road
Mt. Kisco, NY 10549

Executive Officers and Directors:
        Carl C. Icahn - Director and Chairman of the Board
        Alfred D. Kingsley - Director
        Mark H. Rachesky - Director
        John P. Saldarelli - Secretary and Treasurer
        Pat Bennett - Vice President-Investor Relations
        H.J. Gerard - Vice President and Assistant Secretary
        Martin Hirsch - Vice President and Assistant Secretary
        Gail Golden - Assistant Secretary

American Property Investors, Inc. is the general partner of the Issuer and in that capacity, conducts the business of the Issuer.

Icahn Holding Corporation (Delaware corporation)
100 South Bedford Road
Mt. Kisco, NY 10549

Executive Officers and Directors:
        Carl C. Icahn - Director and President
        Joseph D. Freilich - Director, Secretary and Treasurer
        Richard T. Buonato - Vice President and Controller
        Mark H. Rachesky - Managing Director
        Gail Golden - Assistant Secretary

Icahn Holding's business consists of holding the capital stock of Highcrest, among other corporations and partnerships.

Highcrest Investors Corp. (Delaware corporation)
100 South Bedford Road
Mt. Kisco, NY 10549

Executive Officers and Directors:
        Carl C. Icahn - Director, Chairman of the Board and President Richard T. Buonato - Director, Senior Vice President and Treasurer Edward E. Mattner - Director
        Mark H. Rachesky - Managing Director
        Gail Golden - Vice President and Secretary
        Richard A. Rubin - Assistant Secretary
        William S. Auslander - Assistant Secretary

Highcrest's business consists of holding the capital stock of Holding.

ACF Industries Holding Corp. (Delaware corporation)
100 South Bedford Road
Mt. Kisco, NY 10549

Executive Officers and Directors:
        Carl C. Icahn - Director and Chairman of the Board
        Richard T. Buonato - Director, Vice President and Secretary Robert J. Mitchell - President and Treasurer

Holding's business consists of holding the capital stock of ACF.

ACF Industries, Incorporated (New Jersey corporation)
3301 Rider Trail South
Earth City, MO  63045-1393

Executive Officers and Directors:
        Carl C. Icahn - Director and Chairman of the Board
        Alfred D. Kingsley - Director and Vice Chairman of the Board
        James J. Unger - Director and President
        Roger D. Wynkoop - Executive Vice President
        James C. Bates - Vice President and Chief Financial Officer
        Carl D. Eckhoff - Vice President-Taxes
        John L. Bowers - Vice President and General Manager-Manufacturing Operations
        William L. Finn - Vice President-Operations and General Manager-New Business
                                    Group
        David R. Sutliff - Vice President-Engineering
        George E. Sullivan - Vice President-Sales and Leasing
        Robert J. Mitchell - Treasurer and Secretary
        Umesh Choksi - Assistant Treasurer
        Janet A. Kniffen - Assistant Secretary
        Gail Golden - Assistant Secretary
        Mark H. Rachesky - Assistant Secretary
        Richard A. Rubin - Assistant Secretary
        William S. Auslander - Assistant Secretary

ACF is primarily engaged in the leasing, sale and manufacture of railroad freight and tank cars and is the sole shareholder of Unicorn.

Unicorn Associates Corporation (New York corporation)
100 South Bedford Road
Mt. Kisco, NY 10549

Executive Officers and Directors:
        Carl C. Icahn - Director
        Edward E. Mattner - President and Treasurer
        Gail Golden - Vice President and Secretary

Unicorn is primarily engaged in investing in securities.